INVEST IN **ISLAND COMPANY RUM INC.**

A true 'Luxury Rum'™ Appealing To Health-Conscious Escapists.



the true
LUXURY RUM™
Zero sugar. No carbs. Gluten-free.
5x distilled. No burn. Best taste.
Only 60 calories.
WINNER
WINNER
WINNER
WINNER
WINNER
WINNER
WINNER
WINNER

islandcompanyrum.com

Alcohol & Vice | Ecommerce

Highlights

1. This is a fully operational relaunch of a proven success, not another high-risk start-up.
2. ZERO sugar, carbs, gluten, this 60-calorie rum is perfect for today's clean, healthy lifestyles.
3. Won many globally significant awards, showing status as a top, Ultra Premium product worldwide.
4. 700% growth from 2022 to 2023.
5. Converting females and non-rum drinkers from vodka and tequila, not just other rums.
6. Vodka, Tequila, and Whiskey are crowded with sameness. Ultra Premium Rum is highly undervalued.
7. Rapid growth into 35 states, via Total Wine, Reserve Bar, Caskers, UberEats and more.
8. Island Company is well-known as a 5-star luxury resort lifestyle brand already respected worldwide.

Featured Investor



Nicholas Bullmore
Syndicate Lead

Follow

Invested $205,000

"My name is Nick Bullmore. I am a partner in a large offshore law firm in the Cayman Islands who advises investment funds and family offices.

Spencer Antle has been a client for many years and this is his latest project. The rum is amazing. So is the concept. I have invested and I would recommend you do too!

You can obtain all of the detail from the website. But nothing beats tasting it for yourself.

We look forward to having you join us on this journey. A proven concept with a proven team is a huge plus.

Sign up!

Nick"

Team



Spencer Antle   CEO/Creative Director

Proven record of delivering high-quality luxury products to the 5-star tropical resort market. Founder of the Island Company lifestyle brand. Only apparel CEO to earn Inc 5000 fastest-growing companies 6 years in a row. He is an award-winning filmmaker.

spencerantle.com



Ken Holmstrom   Business & Strategic Advisor

Ken has over 25 years professional experience building companies and helping them scale wisely in Private Equity, strategy consulting, or at small, midsized, Fortune 500 companies. He graduated Harvard Business School.



Nicholas Bullmore   Legal Advisor & Investor

Nick is the Managing Partner of the Cayman Islands office of an international law firm. He advises hedge funds, private equity funds and family offices and is a graduate of Oxford University.



Pete Warrilow   Media Director / Co-Founder

Pete has been Spencer's Cinematographer for 30 years and together they have mastered nearly 100 award-winning commercials and short films. During his career he has shot 6,000+ commercials. He helped found and design the rum.



Denise Costantino   Financial Advisor / Co-Founder

Denise has a strong career history of success in Finance & Accounting and Operations, spanning start-up, rapid growth, creative and sales. She was Island Company's CFO and instrumental in leading IC to INC 5000 fastest growing companies 6 years in a row.



Gramps Morgan   Lifestyle + Entertainment Advisor

Multi-Grammy award-winner and Reggae mega-star. Gramps and Spencer will be building both the Island Company Rum brand and Gramps' new lifestyle brand and Spencer's new 'Island Luxury™' brand.



Mike Stein   Beverage Industry Advisor

Accomplished sales professional worked with Robert Mondavi, Pernod Ricard and extensive experience managing wine and spirits portfolios with distributors across the country. Record of profitable business results in highly competitive industry.



Mike Mansfield   Business & Strategic Advisor

Michael Mansfield is a seasoned executive with 25+ years in oil & gas and 30+ years of military experience. He excels in global business, strategic planning, and risk management. Mike is a US Navy Captain and has extensive overseas experience.

A true 'Luxury Rum™' Appealing To Health-Conscious Escapists




NEW
THING
IN RUM
ISLAND COMPANY
RUM

This is not a new project. It's the 'post-pandemic' re-launch of a fully-developed, proven, successful product, not another untested, high-risk start-up. It's already a qualified success in super-premium spirits - a one-of-a-kind rum creating a new genre, all its own.

5-times distilled, aged 3 years, gluten-free, with no carbs and ZERO sugar, Island Company Rum has only 60 calories and virtually no burn.

In the same way that early premium tequilas and vodkas changed their entire categories, Island Company Rum was designed to change what people think about rum and how they drink it, to make something so smooth, so clean, and so pure that non-rum-drinking customers would quickly become rum lovers.


"There are few, if any, spirits categories better suited to travel retail than rum."
-The Spirits Business
ISLAND COMPANY
RUM

Island Company Rum is a *true* Luxury Rum™, born out of a Luxury Lifestyle brand with genuine island authenticity. It has created new market share by bringing vodka and tequila drinkers to rum for the first time, including a large and important female following who enjoy our incredible drinkability and clean, low-calorie, no-sugar attributes.

Island Company Rum doesn't debate other rum brands focused on aging and barrel types or whiskey and bourbon-style tasting notes. We're here to redefine what super-premium rum can be, grow the female market, and take tequila and vodka market share at the same time.

girls DON'T DRINK RUM!?

One of the original inspirations to create Island Company Rum was that women historically don't drink rum...


"I don't drink rum... but I would drink *this!*"
- Said by hundreds of women who first try ICR. Seriously.



models LOVE RUM!

The recent Model Volleyball event on Miami's world-famous South Beach was a great venue to showcase how Island Company Rum instantly appealed to the top models from the premier modeling agencies, a highly targeted health, fashion, and fitness-conscious demographic. Watch what took place and the love for Island Company Rum...



Model Volleyball - South Beach, Miami
Island Company Rum
MODEL VOLLEYBALL
Watch on YouTube

Our mission will be to saturate Island Company Rum throughout unique lifestyle events like these; boat shows, and hyper-specific, experiential parties and luxury destination happenings.

the time for true LUXURY RUM IS NOW

The Alcohol Beverage industry has been driven by super-premium spirits focused on top-tier vodka, tequila, and whiskey, but these categories have had their moments.

Today, the future is super-premium rum. It's an undervalued segment in the market, expanding at rapid rates. Super Premium Rum is growing substantially faster than the broader category. Since 2003 overall rum sales have grown 72%, while Super Premium Rum has grown 1586%.

In the same way that vodka and tequila have gone through huge growth driven by Premium and Super Premium brands, rum is now poised to do the same.



"I WAS UP AT 1AM
LAST NIGHT...
...DRINKING YOUR RUM!
-JOSE ANDRES

José Andrés, world-famous celebrity chef

It's the same story outside of the United States, where rum saw triple-digit volume increases last year in Global Travel Retail.


Rum saw 100% volume increases last year in Global Travel Retail.
SPIRITS BUSINESS GLOBAL TRAVEL RETAIL MASTERS GOLD 2023
SPIRITS BUSINESS GLOBAL LUXURY MASTERS SILVER 2023
Island Company won Gold at the 2023 Travel Retail Masters competition and Silver at the Global Luxury Masters.

you don't have to TAKE OUR WORD FOR IT

When the rum sampling was first finished, which took over a year, we thought the rum was really good. But we weren't sure 'how good'. What was the rest of the world going to think? So we entered it in all the elite competitions across the globe and proudly watched as Island Company Rum consistently placed in the top three of every competition entered.

....and so it continues today.


RHUM ROOM
SÈLECTION SPÈCIALE
CARIBBEAN RUM AWARDS



ST. BARTH
BEST GOLD RUM
4 YEARS IN A ROW

Island Company Rum Won 4 Years of 'BEST GOLD RUM'

> "The SIP Awards stands apart as the only internationally recognized consumer judging spirits competition. Winning a SIP award has become synonymous with elite quality. There is no better salute to superior quality and fine spirits."





SIP AWARDS

INTERNATIONAL SPIRITS COMPETITION

The People Have Decided

ON MAY THIRTY FIRST TWO THOUSAND TWENTY FOUR
IN A CROSS SECTION OF CONSUMER ADVISORS

Island Company Rum

EARNED A PRESTIGIOUS INNOVATION AWARD,
AN EXCLUSIVE RECOGNITION AS
A GROUNDBREAKING INTERNATIONAL BEVERAGE IN
THE CATEGORY OF GOLD/DARK RUM

SPIRIT INTERNATIONAL PRESTIGE AWARDS 2024

CONSUMER EVALUATED
SIP AWARDS
INNOVATION AWARD
WORLD SPIRITS COMPETITION
2024

"SMOOTH AF!"
Flaviar
"BEST GOLD RUM"
-the CJ Caribbean Journal
"DISRUPTING THE RUM CATEGORY"
Forbes
DOUBLE GOLD SIP AWARDS GOLD DOUBLE GOLD
THE SPIRITS BUSINESS GLOBAL LUXURY MASTERS SILVER 2023
LONDON SPIRITS LSC SILVER 2023 COMPETITION
THE SPIRITS BUSINESS GLOBAL TRAVEL RETAIL MASTERS GOLD 2023
THE SPIRITS BUSINESS GLOBAL RUM & CACHAÇA MASTERS SILVER 2024
WINNER BEST GOLD RUM LONDON SPIRITS COMPETITION
WINNER DOUBLE GOLD BEST GOLD RUM CARIBBEAN RUM AWARDS
WINNER BEST RUM NEW YORK, INTERNATIONAL SPIRITS COMPETITION
WINNER GOLD RUM SAN FRANCISCO, WORLD SPIRITS COMPETITION
WINNER BEST GOLD RUM BONAIRE RUM FESTIVAL
WINNER GOLD BEST LIGHT RUM WORLD SPIRITS AWARD
WINNER TASTE 5YRS & UNDER WORLD RUM AWARDS
WINNER GOLD RUM < 8YRS NEW YORK, INTERNATIONAL COMPETITION
WINNER SILVER BEST GOLD RUM USA SPIRIT RATINGS
WINNER BEST GOLD RUM LAS VEGAS PROOF AWARDS
WINNER BEST GOLD RUM BARTENDER SPIRITS AWARDS
WINNER PLATINUM BEST PACKAGING WORLD BEVERAGE COMPETITION



































Awards entered for the lifetime of the brand

> "Spencer Antle had a plan: to design the *smoothest,* low calorie premium rum for A-list tastes.





Did he succeed? The ridiculously long list of awards seems to indicate so. We get it, you like it.”

Flaviar

KIMPTON SEAFIRE in the CAYMAN ISLANDS!!
Island Company Rum
ISLAND COMPANY
RUM
the smoothest
Watch on YouTube

One of the best judges for the quality of a product is obviously the consumer. We have traveled Island Company Rum across the world and are always excited to see tourists and new customers understanding what we have tried to accomplish with this new genre and pathway to a better rum.



HILTON WEST PALM BEACH + ISLAND COMPANY RUM
Island Company Rum
HILTON HOTEL
WEST
PALM
BEACH
ISLAND COMPANY
LA PLAYA
ISLAND COMPANY RUM
Watch on YouTube

The Hilton Hotel in West Palm Beach has been an Island Company Rum favorite for years.

true ISLAND AUTHENTICITY

In 2003, Spencer founded an island lifestyle clothing company that created and defined the tropical luxury lifestyle. The since-closed Island Company stores became the top-selling brand in virtually every warm-weather, 5-star resort and boutique. Spencer’s vision for men’s and women’s apparel, accessories, eyewear, and suncare eventually led to the creation of his own immersive, experiential retail flagships—each featuring an in-house rum bar, a key part of the early inspiration for Island Company Rum.



ISLAND COMPANY
ISLAND COMPANY
at the Ritz-Carlton,
Fort Lauderdale



Lauderdale. Resort retreat meets Caribbean bungalow in this 3,500 sq/ft branded store right on A1A.
Island Company at The Ritz-Carlton, Fort Lauderdale • 1 N. Ft. Lauderdale Beach Blvd • Ft. Lauderdale, FL 33304

ISLAND COMPANY
LAS VEGAS
FASHION SHOW & GRAND CANAL SHOPPES AT PALAZZO
The wait is over for Island Company to finally open in Las Vegas. Not one, but two stores opened simultaneously in early Summer 2015. With escapist adventure vibes and Island Company's desire to push the retail envelope from sales to entertainment, the stores evoke a new sense of retail. "I'm tired of retail. Nothing is fun in the landscape. Everything is on sale. Nothing is 'on value', whereas I refuse to be anything but 'for fun'," says Island Company's Creative Director, Spencer Antle. "I'm proud of these stores. Step off the platform and into our world."
Island Company is now open in Fashion Show Mall and in Palazzo at The Grand Canal Shoppes.

Before being destroyed by the wrath of hurricanes in 2018, the clothing company had branded stores in Nantucket, Martha's Vineyard, Naples, FL, East Hampton, in the Ritz Carlton Ft Lauderdale, a store in the Pink Sands resort, and a matching bar both in Harbour Island, Bahamas, a store in Atlantis, Nassau, one in Grand Cayman and a pop-up was tested at a world famous resort, Turks & Caicos and finally the flagship store in Palm Beach on Worth Avenue. six more stores were planned across the Caribbean and US. All that stopped with the hurricane destruction and then the pandemic.

Many brands declare to be true 'island brands' when in fact they have little to no true exposure to the 5-star hospitality destination industry or even to 'true island life' itself. This, compared to Spencer Antle who still has 20 years of 5-star relationships and goodwill going forward.



World Famous Staniel Cay Yacht Club + Island Company Rum
Island Company Rum
THE
WORLD FAMOUS
STANIEL CAY IS
LIGHT & SANDY
ISLAND COMPANY RUM
Watch on YouTube

Staniel Cay Yacht Club. Voted constantly the Top Bar In Caribbean.

Staniel Cay is consistently ranked one of the top 3 bars in the Caribbean. It is a 'must-stop" for the world's mega-yachts and jet-setters who know better.

our LUXURY HERITAGE

You can win all the awards across the world, and know that it has been voted on by some of the best mixologists, FnB managers, spirit buyers... and still to walk into the RUMBAR at the Ritz Carlton Key Biscayne and have the Jamaican bartender of 20 years carefully try it and say with a stunned pause, waving his hand across the myriad of the hundred rums in his bar....

> "You see all a dem rum yah?
> Your rum smoother dan ALL A DEM!"

See for yourself....





RUMBAR - RITZ CARLTON KEY BISCAYNE + ISLAND COMPANY RU
Island Company Rum
jamaican love at
RUMBAR
RITZ-CARLTON
KEY BISCAYNE
Watch on YouTube

THE RITZ-CARLTON



SOHO HOUSE



Staniel Cay Yacht Club
SC
EXUMAS, BAHAMAS

We are re-establishing relationships at the finest properties across the globe as our primary focus in this launch.

the FOUNDER

Spencer Antle, was an award-winning commercial director before starting his first clothing company with only 10 bikinis out of his car. He was named Entrepreneur of the Year in Palm Beach with his flagship store on Worth Avenue and winner of INC 5000 for being amongst the fastest growing companies in the US for 6 years in a row.



6 YEARS IN A ROW
AMERICA'S FASTEST-GROWING
Inc.
5000
PRIVATE COMPANIES
"He's the Jimmy Buffett of beachwear"
-Palm Beach Post

He grew the clothing company from out-of-a-car concept to an award-winning lifestyle brand with 200 employees in the corporate offices and 12 retail stores. Brand momentum was so strong that the company had to regularly turn down requests to build stores at more top global 5-star resorts. This happened mostly after other hotels saw his achievement with the 4,000 sq/ft store at the Ritz-Carlton Ft Lauderdale.

Spencer created and oversaw a complex, multi-point, global supply chain, working with upwards of dozens of suppliers on multiple continents. At any given time, the clothing company operated with thousands of SKUs, making this a significant challenge. Patent filings are in process on several of Spencer's innovations developed in supply chain management.

Guiding the clothing company's efforts in creating not just visually compelling and beautiful print and video marketing materials, Spencer also fabricated unique customer brand experiences, a lot from his film and cinematic background, all of which became part of the brand's appeal and added to its' unique points of differentiation. Because of this, the brand was able to carve out a place for itself even when pitted against highly entrenched brands in the very competitive market of

clothing, fashion retail.



As Spencer saw new opportunities, his creative vision drove the company's expansion into multiple product lines, all around the authentic island luxury lifestyle. These product lines included; suncare, footwear, eyewear, jewelry and accessories, music, a proprietary radio station... and eventually, rum.

While building the clothing company and separate rum business, Spencer was constantly sought after for his unique creative vision and his ability to understand what 5-star resort consumers yearned for, and create and package products and experiences which gave them just that. Projects included uniforms for private island staff & 5-star resorts, store concept and design, and merchandising manuals for one of the top resorts in the US. A few of his many private label clients were Brando Island in French Polynesia, Four-Seasons Hotels and Resorts, Baha-Mar, and The Ritz-Carlton.

He is now channeling that vision, creative marketing talent, and significant practical know-how into growing Island Company Rum into the next breakout distilled spirits brand.



BACK IN THE ISLANDS

By Brooks Daigle

If you've spent any time in the 5-star properties of the Caribbean you've probably heard of Island Company. The lifestyle brand started by Spencer Antle back in 2003 that was the go-to brand in the top hotels and destinations throughout the tropics. If that doesn't ring a bell then maybe the world-famous quote 'QUIT YOUR JOB, BUY A TICKET, GET A TAN, FALL IN LOVE, NEVER RETURN' will sound familiar. Spencer had written it famously on a cocktail napkin at a Caribbean bar, being Island Company's Creative Director and the full force for everything that came out of Island Company including his latest adventure – Island Company Rum.

I took a few minutes with him while at one of his favorite Turks haunts, the poolside bar at Parrot Cay, to ask about the re-launch of the award-winning Island Company Rum.

BD: So I obviously follow the rum on social and see that you've just been winning award after award.

SA: When I designed the rum back pre-pandemic and the goal was to make the smoothest rum out there, it wasn't until we started winning all the awards that it really sank in. We've never not placed in top 3 for Best Rum in any of the major worldwide competitions. We proudly just won Global Luxury and Travel Retail Masters, London Spirits and the Bartender Awards. I think it helps prove our position as the true Luxury Rum given our heritage with Island Company and selling all the top tropical resorts for decades.

BD: I drink it because it just tastes better than tequila and vodka, and with it having no gluten, carbs and zero sugar, which I know is a hard sell for people to understand. It's a completely different class of rum.

SA: It was built to have no burn. That was the instructions to the distillery and it took a year and a half of sampling to get it that way. It's so unusual that we actually don't consider ourselves competing against other rums. We are fighting for the vodka, tequila customer and making tremendous gains in converting them. This is creating market share and not from other rums, but from crossovers. Especially women. And that was the Super Goal. If we got women to want it, and they understood its attributes, it's a game-changer. And that's what's been happening.

BD: Having worked on and off with you for almost 10 years I can say I've seen it firsthand at so many tastings. Hundreds of times where a woman took a rum drink out of some poor guy's hand and swapped it for her vodka beverage. It really happens a lot!

SA: It's fun to watch. If I had a dollar for every time I heard from a skeptical female drinker; "I don't drink rum, but I would drink this!" It's constant. People new to the retail tastings don't believe us until they see it for themselves!

BD: So you've expanded Island Company to the Turks and Caicos obviously. What else are you guys up to?

SA: We just re-opened The Cayman Islands, and we are opening the Virgin Islands, both US and British now too. It definitely feels great to

get back to the places we love so much.



Inc.5000
Florida House of Representatives
Representative Bill Hager

"AN EXOTIC HIDEAWAY" "THE CLOTHING LINE THAT CELEBRATES THE CONSUMMATE VACATIONER"
"FASTEST GROWING, HIGH-END RESORT LIFESTYLE BRAND IN THE TROPICS" "...ISN'T SO MUCH CREATING A LIFESTYLE AS SIMPLY LIVING ONE"
"BRILLIANTLY CAPTURES THE INSATIABLE URGE FOR ISLAND ADVENTURE"
"ISLAND COMPANY IS MULTIPLYING INTO AN ARCHIPELAGO" - WOMEN'S WEAR DAILY
"IDEALISTIC ISLAND LIFESTYLE"
"AN ESCAPIST RETAIL EXPERIENCE LIKE NO OTHER"
"...THE SPIRIT AND LIFESTYLE OF THE ISLANDS" - ENTREPRENEUR
"DELIVERING THE QUINTESSENTIAL CARIBBEAN DREAM..."
"WILL ENTHRALL & OUTFIT THE ESCAPIST AT HEART"
"A COCKTAIL MIX OF VACATION THRILL, CARIBBEAN RETREAT, AND PURE CLOTHING ESCAPE FAR FROM THE ORDINARY"
"A GLORIOUS MECCA OF ESCAPISM"
"CAPTIVATING"
"YOU WALK THROUGH THE DOOR AND YOU FEEL LIKE YOU'VE GOT A TAN"
"THE AMBIANCE PROVIDES GUESTS WITH AN UNFORGETTABLE EXPERIENCE FROM THE EXOTIC, ESCAPIST REALM"
"A DESTINATION WITHIN A DESTINATION"
"FINALLY AN AUTHENTIC LIFESTYLE BRAND"
"★★★★★"

get READY TO DRINK

Ready-to-drink cocktails (RTDs), have seen astronomical growth in recent years and are now the fastest-growing segment of the alcohol market. In 2022, RTD cocktails were the fastest-growing category of distilled spirits in sales (+35.8%) and volume (+37.4%), and demand for canned cocktails surged by over 20% in 2023.

Working with a top flavor design company, Island Company Rum is actively developing a unique flavor collection of exclusive RTDs.

This strategic brand extension gives us more presence in traditional liquor stores (because of the lower ABV it classifies with beer and wine) and more points of distribution in new markets from convenience outlets, drug, and grocery stores, gas stations, marinas, wholesale clubs, and a growing number of hotels, resorts, and specialty on-premise establishments featuring high-end RTDs on their menus.



> "RTD's was the *fastest-growing* category in the US last year."
>
> \- The Spirits Business







ISLAND COMPANY RUM
COCONUT & RUM
ISLAND COMPANY RUM PURE COCONUT WATER SQUEEZE OF LIME
ISLAND COMPANY RUM
BEACH WATER
ISLAND COMPANY RUM SQUEEZE OF ORANGE SPARKLING WATER
ISLAND COMPANY RUM
LIGHT N' SANDY
SUGAR FREE GINGER BEER SPARKLING WATER REAL LIME



7% ALC
330 ML
7% ALC
330 ML
7% ALC
330 ML

2ND LARGEST CATEGORY

RTDs are now the second-largest distilled spirits category by volume for overall consumption in 2022.

THE PREFERRED SPIRIT-BASE

Drizly reported that 34% ranked rum above whiskey (31%) and gin (17%) as the preferred spirit base for RTDs, only after vodka (61%) and tequila (45%).

FASTEST GROWING

Premium-priced RTD's have grown faster than any other segment over the past two years.

let THEM EAT CAKE

The Island Company Rum Cake, was tested at a world famous resort International by their Food & Beverage directors and pronounced to be the best they had tasted of all the Caribbean brands.



ISLAND COMPANY
RUM CAKE
FROM THE WORLD-FAMOUS TROPICAL RESORT BRAND
NET WT. 26OZ (737GRAMS)
ISLAND COMPANY
RUM CAKE
FROM THE WORLD FAMOUS TROPICAL RESORT BRAND
NET WT. 8 OZ (200 GRAMS)
ISLAND COMPANY RUM

Ready for launch, this strategic and synergistic new luxury product will greatly increase brand awareness at non-alcohol sales venues such as travel retail locations, luxury, hotel, and resort boutiques, premium grocery stores, and specialty shops providing access to a valuable new customer base.

brand STRENGTH

The strength of the Island Company Rum brand is evident through Intellectual Property starting with the brand and the rum itself, the marks, the tag lines, and a growing number of extensions such as our proprietary cocktails.



HAPPY
NATIONAL
MIMOSA Rumosa®
DAY!
RUMOSA®
• 2oz Island Company Rum
• 2oz Fresh Orange Juice
• Fill With Club Soda
• Crushed Ice
SEND ME RUM >>
QUIT YOUR JOB
BUY A TICKET
GET A TAN
FALL IN LOVE
NEVER RETURN
ISLAND COMPANY
RUM
XX Island Company Rum

Rumosa®: A switch on the classic mimosa substituting champagne with rum.



WHY BE DARK & GLOOMY
WHEN YOU COULD BE...
light 'n sandy
1oz ISLAND COMPANY RUM®
BARRITTS® DIET GINGER BEER
SQUEEZE OF LIME
FILL WITH CLUB SODA
ONLY 60 CALORIES
Light & Sandy®: A version of an old Caribbean classic but light in calories.

Island Company Rum holds many other trademarks other than those listed here.

find us EVERYWHERE

In the USA, Island Company Rum is currently available in 35 states, including the top 5 rum-consuming states, with 2 more coming soon. This represents Island Company Rum's 400%+ growth in sales channel reach since 2022.



TOP 5 STATES THAT SELL THE MOST RUM
Florida 2.8 million cases
California 2.3 million cases
New York 1.9 million cases
Texas 1.1 million cases
New Jersey 1 million cases
Available
Coming Soon





CASKERS
Total Wine & MORE
ReserveBar

"SMOOTH AF!"

TASTER'S CLUB
Flaviar
UBER EATS

Internationally, rum has seen triple-digit volume increases last year in Global Travel Retail; up 100%.

Continuing the brand's worldwide legacy, especially in the Caribbean, and our recent international awards, we're positioned to take advantage of these lucrative markets, especially on our home turf; in the islands.

going to FOREIGN LOCATIONS

FOREIGN LOCATIONS











Island company has secured top distribution in the above locations.

Our international distribution currently covers The Cayman Islands, the Turks & Caicos islands, the United States Virgin Islands, The British Virgin Islands, and selected destinations in the Bahamas, and we're currently in discussions to expand distribution to Bermuda, Thailand, Singapore, and Australia.

Island Company Rum was recognized internationally at the 2024 Rum Masters Awards in London winning Silver, and winning Gold at the 2023 Travel Retail Masters, and Silver at the 2023 Global Luxury Masters. This solidifies Island Company Rum's standing as a top spirit for the travel and duty free markets.



The true
Luxury Rum
Zero sugar
No carbs
Gluten-free
5x distilled
No burn
Best taste
60 calories
ISLAND COMPANY
RUM
Cayman Islands Airport Duty Free

The packaging for Island Company Rum, the cake, the RTDs has always been designed with Duty Free retail and Luxury Hotel retail in mind.

who WE HANG WITH

Yes, we hang with rums. But that's not necessarily our competition. We know we are in the Ultra-Premium category of rums, and our award roster has proven that the world's judges agree.



In most businesses it's very difficult to 'grow marketshare'. New business is usually gained through stealing it from competitors. We believe that Island Company Rum's great difference in taste puts it into a new subsection of rum. Almost stepping outside of it and looking for new terrain to build.



ISLAND COMPANY RUM
Hennessy
BAILEYS

BACARDÍ
SUPERIOR
CRUZAN
MALIBU
ISLAND COMPANY RUM
Island Company Rum
$49.99

It is vodka and tequila that are the true competitors for Island Company Rum. No one has frequently ordered rum and soda before. Our clean attitude, and no burn flavor profile, puts us in the market with the best tequilas and vodkas. And a new, developing, potentially massive female audience. We don't think you've heard of a rum taking that position. With Island Company Rum you will constantly hear; 'I don't drink rum, but I would drink this' with the female customer. A rum taking market share from vodka and tequila, essentially growing the market, is a boon to all rums.



15 YEARS OLD
Rhum Barbancourt
HAITI
ISLAND COMPANY RUM

MOUNT GAY
Est. 1703
CANE RUN
ISLAND COMPANY RUM
Zaya
APPLETON ESTATE
BACARDÍ

So who do we hang with? We love and respect our rum friends and colleagues and will continue to support them and their successes.

But look a shelf over... it's the vodka and tequila gang we're gunning for.

marketing and GETTING THE WORD OUT

Island Company Rum has comprehensive marketing and promotion already in place driven by an award-winning in-house design and production team.





THE SMOOTHEST
ISLAND COMPANY RUM
ISLAND COMPANY RUM

We will be attending nautical events and anything part of the island culture our brand represents. With the island relationships and brand history we have, we will be covering a lot of tropical territory.



ISLAND COMPANY RUM
SIMPLY THE SMOOTHEST
"BEST GOLD RUM"
-the CJ Caribbean Journal
WINNER
WINNER
WINNER
WINNER

We take every opportunity to find ways to get the word out.



ISLAND COMPANY RUM
SIMPLY THE SMOOTHEST
"BEST GOLD RUM"
-the CJ Caribbean Journal
ISLAND COMPANY RUM
SIMPLY THE SMOOTHEST
the true LUXURY RUM
Zero sugar
Gluten free
No carbs
5x distilled
No burn
Only 60 calories
BE SMOOTH
VIRTUALLY NO BURN
GLUTEN-FREE
ZERO CARBS
NO SUGAR
80 PROOF
ISLAND COMPANY RUM
SIMPLY THE SMOOTHEST
SENDMERUM.COM

yes, WE'VE GOT SWAG

We are fully vertical in our ability to create products of this nature given the access to a multitude of factories in various countries. 20+ years of sourcing experience is incredibly valuable, maybe even priceless, combined with strong overseas personal relationships. We work with artists and factories in India, Peru, Brazil, China, Bangladesh, Pakistan, Ukraine, Vietnam, Italy, the UK and of course, the USA. Everything is completely custom, designed and manufactured specifically for us.



ISLANDER
RUM CREW
ISLAND COMPANY RUM









ISLAND COMPANY
RUM
CREW
ESTABLISHED 1969
ONLY THE RELENTLESS SURVIVE

QUIT YOUR JOB
BUY A TICKET
GET A TAN
FALL IN LOVE
NEVER RETURN®
ISLAND COMPANY RUM®

QUIT YOUR JOB
BUY A TICKET
GET A TAN
FALL IN LOVE
NEVER RETURN®

ISLAND COMPANY RUM®
SIMPLY THE SMOOTHEST®

we LOVE TO GET SOCIAL

We all know Social Media is important. And obviously this will get addressed by a team of professionals, but we believe that the new phase is going to be television and the new tricks we have up ourselves. So trust us when we tell you that people will be hearing about us everywhere. Hopefully from what you've seen so far you can expect this to be true.



presence on all SOCIAL PLATFORMS















over 100,000 *people*
KEEPING AN EYE ON
ISLAND COMPANY RUM





Island Company Rum on Grand Cayman at Stingray City
Island Company Rum



Watch on YouTube

Video content is going to be a mainstay for the Island Company Rum experience.



RUM BUM

our own IN-HOUSE CREATIVE

If you don't understand your own brand you rely on the ideas of others, outsiders that will have a difficult time getting it right. Spencer has always recruited top, young talent that delivers intense, high-level production value for a fraction of the cost of agency help. You have to have an original thought to be authentic.

TV



NEVER RETURN

Winner of Addy Award, 'Best In Broadcast'

Winner of Addy Award, 'Best In Broadcast'

WEB











PRINT

ISLAND COMPANY RUM

DONT BE AFRAID
OF COCONUTS!



Having produced, written, directed and edited his own film product, Spencer has a campaign of 5-10 commercials already written and planned for the immediate future to push the rum into new territories.

the INVESTMENT OPPORTUNITY



OK, we've shown you everything now; we've shown you what we're all about, where we came from, where we plan to go, and how we plan to get there... We want as many of you as possible to come along for the ride with us! Click on the red "Reserve" box, to invest.